Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
November 10, 2006

Extendicare Completes its Reorganization

MARKHAM, ONTARIO - Extendicare Inc. and Extendicare REIT (TSX: EXE.UN) announced today the successful completion of the Reorganization resulting in the distribution of Assisted Living Concepts, Inc. (NYSE: ALC) to Extendicare shareholders and the conversion of the remaining business of Extendicare into a Canadian real estate investment trust (the “Extendicare REIT”). Units of Extendicare REIT (EXE.UN) will commence trading on the Toronto Stock Exchange today, and will not be traded on any other exchange or quotation and trade reporting system. Extendicare REIT will be included in the S&P/TSX Composite, Income Trust, Capped Composite, Capped Real Estate, and Capped REIT indices. Immediately following the closing of the Reorganization, approximately 59.2 million REIT Units and 11.0 million exchangeable limited partnership units of Extendicare Limited Partnership were outstanding.

About Extendicare
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 235 nursing and assisted living facilities in North America, with capacity for over 26,800 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs approximately 34,000 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and Extendicare Inc.’s and its subsidiaries (collectively the “Company”) compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
www.extendicare.com